FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending May 17, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






Issued - Wednesday 17 May 2006, London - LSE Announcement





GlaxoSmithKline plc - Results of AGM

GlaxoSmithKline (GSK) announces that at today's Annual General Meeting all resolutions, including those electing and re-electing Board members, were passed by shareholders.

GlaxoSmithKline Annual General Meeting Poll Results

The following table shows the votes cast for each resolution:


    Resolution      Total votes for*     %         Total votes      %      Total votes     Abstentions**
                                                     against                  cast

 1  Adoption of      3,855,039,326     94.59       220,367,300     5.41   4,075,406,626     101,966,993
    Financial
    Statements
 2  Approval of the  3,813,702,842     92.25       320,348,275     7.75   4,134,051,117      43,322,502
    Remuneration
    Report
 3  Election of Dr   4,104,069,659     99.29       29,389,909      0.71   4,133,459,568      43,914,051
    Moncef Slaoui
 4  Election of Tom  4,152,473,410     99.67       13,811,481      0.33   4,166,284,891      11,088,728
    de Swaan
 5  Re-election of   4,139,769,880     99.36       26,761,365      0.64   4,166,531,245      10,842,374
    Larry Culp
 6  Re-election of   4,139,913,421     99.36       26,702,005      0.64   4,166,615,426      10,758,193
    Sir Crispin
    Davis
 7  Re-election of   4,130,055,407     99.12       36,639,628      0.88   4,166,695,035      10,678,584
    Dr Ronaldo
    Schmitz
 8  Re-appointment   4,105,860,589     99.36       26,520,893      0.64   4,132,381,482      44,992,137
    of Auditors
 9  Remuneration of  4,145,609,945     99.48       21,844,882      0.52   4,167,454,827      9,918,792
    Auditors
10  To authorise     4,081,281,019     98.11       78,621,700      1.89   4,159,902,719      17,470,900
    the company to
    make
    donations to EU
    Political
    Organisations &
    incur EU
    Political
    Expenditure
11  Authority to     4,080,970,037     97.99       83,853,325      2.01   4,164,823,362      12,550,257
    allot shares
12  Disapplication   4,132,232,501     99.10       37,630,848      0.90   4,169,863,349      7,510,270
    of pre-emption
    rights***
13  Authority for    4,151,078,987     99.61       16,151,515      0.39   4,167,230,502      10,143,117
    the Company to
    purchase its
    own shares***





Notes:

*      Includes discretionary votes.

** An abstention is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.

***    Indicates Special Resolutions requiring a 75% majority



The following table provides further relevant information:




                                                 GlaxoSmithKline's      GlaxoSmithKline's

                                                   Sixth AGM (2006)       Fifth AGM (2005)


Issued share capital                                  5,820,406,967         5,852,415,354
(excluding Treasury Shares)

Total votes cast and abstentions lodged as                   71.77%                70.56%
a % of GSK's issued share capital
(excluding Treasury Shares).

Total shareholder population.                               192,331               209,029

Total number of proxies lodged.                              15,907                16,156

% of shareholders who lodged proxies.                         8.27%                 7.73%


Number of shareholders,  corporate                              290                   286
representatives and proxies who attended
the AGM





S M Bicknell

Company Secretary

17 May 2006



These results will shortly be available on the Company's website www.gsk.com.




Enquiries:   UK Media                         Philip Thomson        (020) 8047 5502

                                              Gwenan Evans          (020) 8047 5502

                                              Alice Hunt            (020) 8047 5502

             US Media                         Nancy Pekarek         (215) 751 7709

                                              Mary Anne Rhyne       (919) 483 2839

                                              Patricia Seif         (215) 751 7709

             European Analyst / Investor      Duncan Learmouth      (020) 8047 5540

                                              Anita Kidgell         (020) 8047 5542

                                              Jen Hill              (020) 8047 5543

                                              David Mawdsley        (020) 8047 5564

             US Analyst / Investor            Frank Murdolo         (215) 751 7002

                                              Tom Curry             (215) 751 5419



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 17, 2006                                        By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc